October 24, 2018

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE, Mail Stop 3720
Washington, DC  20549

Re:	AT&T Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Form 10-Q for the Period Ended June 30, 2018
Response dated October 3, 2018
File No. 001-8610

Ladies and Gentlemen:

We are in receipt of the letter from the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”), dated October 23, 2018 to Mr. John J. Stephens of AT&T Inc. (the “Company” or “we”).

The Company will include the additional disclosure as requested.

We appreciate your prompt feedback on our filings and the professional manner this process has been managed. We are available to address any additional questions you may have or to assist you in the future.

Sincerely,

/s/ John J. Stephens
John J. Stephens
Senior Executive Vice President
And Chief Financial Officer